October 26, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Leslie’s, Inc.

Registration Statement on Form S-1 (as amended) (SEC File No. 333-249372)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Leslie’s, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on Wednesday, October 28, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 3,771 copies of the Preliminary Prospectus dated October 22, 2020 through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

BofA Securities, Inc.

As Representatives of the several underwriters

[SIGNATURE PAGES FOLLOW]

[Signature Page to Acceleration Request Letter]

GOLDMAN SACHS & CO. LLC

By:	/s/ Lindsay Drucker Mann
	Name:	Lindsay Drucker Mann
	Title:	Managing Director, Goldman Sachs Investment Banking Division

MORGAN STANLEY & CO. LLC

By:	/s/ Jacqueline Murphy
	Name:	Jacqueline Murphy
	Title:	Vice President

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
	Name:	Michele A.H. Allong
	Title:	Authorized Signatory

As representatives of the several underwriters.

cc: Stelios Saffos, Partner, Latham & Watkins LLP